Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	For the Nine Months Ended August 31, 2014	Years Ended November 30,
		2013	2012	2011	2010	2009
Earnings:
Pre-tax earnings (loss)	$591,841	681,941	222,114	97,974	94,725	(760,404)
Adjustments to pretax earnings (loss):
Fixed charges	251,067	298,101	255,304	232,709	207,168	203,304
Interest capitalized	(175,047)	(167,590)	(127,668)	(110,751)	(111,056)	(101,265)
Adjustments for earnings and losses of unconsolidated entities 50% or less owned entities	(41,980)	(41,856)	4,597	87,338	6,144	133,415
Previously capitalized interest amortized	110,206	120,343	87,032	72,320	73,522	76,599

“Earnings”	$736,087	890,939	441,379	379,590	270,503	(448,351)

Fixed Charges:
Interest incurred	$239,155	284,144	242,389	219,383	193,535	180,659
Interest component of rent expense (1)	11,912	13,957	12,915	13,326	13,633	22,645

“Fixed Charges”	$251,067	298,101	255,304	232,709	207,168	203,304

Ratio of Earnings to Fixed Charges	2.9	3.0	1.7	1.6	1.3	—
Excess (deficiency) of earnings to fixed charges	$485,020	592,838	186,075	146,881	63,335	(651,655)

(1)	Represents a reasonable approximation of the interest cost component of rental expense (one-third of rental expenses on operating leases) incurred by the Company. The purpose is to estimate the amount of interest paid due to operating the majority of the Company’s facilities under operating leases.